Exhibit 99.2

FOR IMMEDIATE RELEASE

ATLANTIC TELE-NETWORK, INC. SIGNS MASTER SUPPLY AGREEMENT WITH DRAGONWAVE FOR BACKHAUL PRODUCTS

Horizon Products Selected to Provide Packet Microwave and Pseudowire Backhaul for ATN family of operating entities

Ottawa, Canada, October 18, 2010 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced that Atlantic Tele-Network, Inc. (NASDAQ: ATNI) has completed a Master Purchase Agreement to purchase DragonWave’s Horizon products to support its current operations in North America, Bermuda and the Caribbean.

Atlantic Tele-Network, Inc. (ATN) intends to use DragonWave’s Horizon Compact and Horizon Quantum products to offer backhaul solutions that will deliver high capacity packet microwave and pseudowire backhaul to support ATN’s existing 2G, 3G and 4G networks.

“The robust capacity of the Horizon Quantum and the agility of the all-outdoor Horizon Compact gives us confidence that we have the necessary backhaul solutions to support our networks,” said Jim Fredrickson, Vice President of Networks of Atlantic Tele-Network. “These products will continue to support both our legacy TDM cellular equipment, as well as our next generation IP networks through the use of DragonWave’s pseudowire architecture,” Mr. Fredrickson added.

ATN provides wireless and other telecommunications services primarily to underserved or niche markets through its operating subsidiaries including Alltel, Commnet, Sovernet and ION in the United States; CellularOne in Bermuda, and GT&T, Choice Communications and Islandcom Wireless in the Caribbean.

“We have developed a full suite of packet based backhaul solutions that have successfully enabled service providers around the globe to undertake rapid, cost-effective expansion of geographic market coverage,” said Peter Allen, President and CEO, DragonWave. “We are excited to be able to work closely with ATN and their operating companies to construct scalable and cost effective networks that will service their needs of today as well as for the future.”

“Future Technologies Venture, LLC is honored to be associated with this strategic relationship between DragonWave and Atlantic Tele-Network. We are confident that with DragonWave’s complete solutions offering, it will effectively support all the different types of applications and project scenarios that ATN has to offer,” said Peter Cappiello, VP of Business Development of Future Technologies Venture, LLC.

Atlantic Tele-Network

Atlantic Tele-Network, Inc., headquartered in Beverly, Massachusetts, provides telecommunications services to rural, niche and other under-served markets and geographies in the United States, Bermuda and the Caribbean. Through its operating subsidiaries, it provides both wireless and wireline connectivity to residential and business customers, including a range of mobile wireless solutions, local exchange services and broadband internet services and is the owner and operator of terrestrial and submarine fiber optic transport systems. For more information, please visit www.atni.com.

About Future Technologies, LLC

Future Technologies is a professional services company specializing in the assessment, planning, design, implementation, and support of innovative communications solutions focused on wireless infrastructures and their accompanying technologies for commercial and military customers around the world. Maintaining a strong concentration on emerging standards such as 4G technologies; which include WiMAX (Fixed and Mobile) and LTE (Long Term Evolution) products, as well as established cellular (EVDO, GSM, and CDMA) and Fixed Wireless Backhaul solutions, Future Technologies consistently distinguishes itself as an industry expert in all aspects of customer network evolution. Future Technologies is headquartered in Atlanta, GA. www.futuretechllc.com

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave’s products is wireless network backhaul. Additional solutions include leased line replacement, last mile fiber extension and enterprise networks. DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America. For more information, visit http://www.dragonwaveinc.com.

DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products. These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements. DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Contacts

Nadine Kittle	John Lawlor	Becky Obbema
Marketing Communications	VP Investor Relations	Interprose Public Relations
DragonWave Inc.	DragonWave Inc.	(for DragonWave)
nkittle@dragonwaveinc.com	jlawlor@dragonwaveinc.com	Becky.Obbema@interprosepr.com
Tel: 613-599-9991 ext 2262	Tel: 613-895-7000	Tel: (408) 778-2024